SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               23 April, 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 23 April, 2008 re: Director/PDMR Shareholing







             Secretary's Department    Direct line:     020-7356 1043
             25 Gresham Street         Network:            7-400 1043
             London                    Switchboard:     020-7626 1500
             EC2V 7HN                  Facsimile:       020-7356 1038
                                       Network Fax:        7-400 1038
                                       email:
                                       alastair.michie@lloydstsb.co.uk


                                       Alastair J Michie
                                       Company Secretary






The London Stock Exchange                                    23rd April, 2008


RNS
10 Paternoster Square
London EC4M 7LS



Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 21st April, 2008, 34 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 448.75p per share for Mr. J.E. Daniels, under the Lloyds TSB Group Shareplan, as follows:



          28 "partnership shares"; and
           6 "matching shares".



The notification relates to a transaction notified to Lloyds TSB Group plc yesterday by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4
(1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.




Yours faithfully,









A.J. Michie
Secretary



               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.



             Secretary's Department    Direct line:     020-7356 1043
             25 Gresham Street         Network:            7-400 1043
             London                    Switchboard:     020-7626 1500
             EC2V 7HN                  Facsimile:       020-7356 1038
                                       Network Fax:  7-400 1038
                                       email:
                                       alastair.michie@lloydstsb.co.uk


                                       Alastair J Michie
                                       Company Secretary






The London Stock Exchange                                    23rd April, 2008


RNS
10 Paternoster Square
London EC4M 7LS



Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 21st April, 2008, 13 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 448.75p per share for Mr. M.E. Fairey, under the Lloyds TSB Group Shareplan, as follows:



                 7 "partnership shares"; and
                 6 "matching shares".





The notification relates to a transaction notified to Lloyds TSB Group plc yesterday by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4
(1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London
Stock Exchange.





Yours faithfully,



A.J. Michie
Secretary







               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.




             Secretary's Department    Direct line:     020-7356 1043
             25 Gresham Street         Network:            7-400 1043
             London                    Switchboard:     020-7626 1500
             EC2V 7HN                  Facsimile:       020-7356 1038
                                       Network Fax:        7-400 1038
                                       email:
                                       alastair.michie@lloydstsb.co.uk


                                       Alastair J Michie
                                       Company Secretary





The London Stock Exchange                                    23rd April, 2008


RNS
10 Paternoster Square
London EC4M 7LS



Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 21st April, 2008, 34 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 448.75p per share for Mr. A.G. Kane, under the Lloyds TSB Group Shareplan, as follows:



                 28 "partnership shares"; and
                  6 "matching shares".





The notification relates to a transaction notified to Lloyds TSB Group plc yesterday by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4
(1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London
Stock Exchange.





Yours faithfully,




A.J. Michie
Secretary





               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.

             Secretary's Department    Direct line:     020-7356 1043
             25 Gresham Street         Network:            7-400 1043
             London                    Switchboard:     020-7626 1500
             EC2V 7HN                  Facsimile:       020-7356 1038
                                       Network Fax:        7-400 1038
                                       email:
                                       alastair.michie@lloydstsb.co.uk


                                       Alastair J Michie
                                       Company Secretary






The London Stock Exchange                                    23rd April, 2008


RNS
10 Paternoster Square
London EC4M 7LS




Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 21st April, 2008, 34 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 448.75p per share for Mrs. A.S. Risley, under the Lloyds TSB Group Shareplan, as follows:



             28 "partnership shares"; and
              6 "matching shares".





The notification relates to a transaction notified to Lloyds TSB Group plc yesterday by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4
(1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London
Stock Exchange.





Yours faithfully,









A.J. Michie
Secretary



               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.


             Secretary's Department    Direct line:     020-7356 1043
             25 Gresham Street         Network:            7-400 1043
             London                    Switchboard:     020-7626 1500
             EC2V 7HN                  Facsimile:       020-7356 1038
                                       Network Fax:        7-400 1038
                                       email:
                                       alastair.michie@lloydstsb.co.uk


                                       Alastair J Michie
                                       Company Secretary



The London Stock Exchange                                    23rd April, 2008


RNS
10 Paternoster Square
London EC4M 7LS



Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 21st April, 2008, 34 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 448.75p per share for Mrs. C.F. Sergeant, under the Lloyds TSB Group Shareplan, as follows:



                28 "partnership shares"; and
                 6 "matching shares".





The notification relates to a transaction notified to Lloyds TSB Group plc yesterday by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4
(1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London
Stock Exchange.





Yours faithfully,






A.J. Michie
Secretary





               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.


             Secretary's Department    Direct line:     020-7356 1043
             25 Gresham Street         Network:            7-400 1043
             London                    Switchboard:     020-7626 1500
             EC2V 7HN                  Facsimile:       020-7356 1038
                                       Network Fax:        7-400 1038
                                       email:
                                       alastair.michie@lloydstsb.co.uk


                                       Alastair J Michie
                                       Company Secretary






The London Stock Exchange                                    23rd April, 2008


RNS
10 Paternoster Square
London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 21st April, 2008, 34 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 448.75p per share for Mr. G.T. Tate, under the Lloyds TSB Group Shareplan, as follows:



                   28 "partnership shares"; and
                    6 "matching shares".





The notification relates to a transaction notified to Lloyds TSB Group plc yesterday by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4
(1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London
Stock Exchange.





Yours faithfully,









A.J. Michie
Secretary




               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.


             Secretary's Department    Direct line:     020-7356 1043
             25 Gresham Street         Network:            7-400 1043
             London                    Switchboard:     020-7626 1500
             EC2V 7HN                  Facsimile:       020-7356 1038
                                       Network Fax:        7-400 1038
                                       email:
                                       alastair.michie@lloydstsb.co.uk


                                       Alastair J Michie
                                       Company Secretary





The London Stock Exchange                                    23rd April, 2008


RNS
10 Paternoster Square
London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 21st April, 2008, 34 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 448.75p per share for Mr. C.M. Wiscarson, under the Lloyds TSB Group Shareplan, as follows:



                28 "partnership shares"; and
                 6 "matching shares".





The notification relates to a transaction notified to Lloyds TSB Group plc yesterday by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4
(1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London
Stock Exchange.





Yours faithfully,









A.J. Michie
Secretary




               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.












                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  23 April, 2008